Exhibit 99.1

Eupraxia Pharmaceuticals Announces New Positive Data from RESOLVE Phase 1b/2a Trial of EP-104GI for Treatment of Eosinophilic Esophagitis

▪	Trial’s first and second cohorts maintaining signs of potential efficacy out to 24 weeks
▪	Data from the second cohort showed improvements in eosinophil counts and histological scores out to 12 weeks suggesting a dose response over the first cohort
▪	Data from the trial’s third cohort suggest improvements in patient-reported symptoms and histological outcomes at 12 weeks
▪	EP-104GI showed an encouraging safety profile in all three cohorts

Victoria, B.C. – May 21, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company leveraging its proprietary DiffuSphere™ technology to optimize drug delivery for applications with significant unmet need, today announced additional positive clinical data from its Phase 1b/2a RESOLVE trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for eosinophilic esophagitis (“EoE”).

“New data from the RESOLVE trial’s first and second cohorts showed good tolerability and extended signals of potential efficacy out to 24 weeks without meaningful side effects,” said Dr. James Helliwell, Chief Executive Officer of Eupraxia. “We’re also seeing data from the third cohort of the trial that suggests improvements in patient-reported symptoms and histological outcomes at 12 weeks. Overall, we are seeing a growing volume of positive data, while maintaining a solid safety margin.”

The Company intends to continue to periodically disclose additional data from the trial.

New Clinical Data from the First and Second Cohorts of the RESOLVE Trial

The results announced today from the first and second cohorts of the RESOLVE trial, using Eupraxia's DiffuSphere™ technology for EoE, are derived from lower doses of four to eight 1 mg injections of EP-104GI administered to a portion of each patient's lower esophagus. The data show:

•	With ongoing dose escalation, there were only mild to moderate treatment-emergent adverse events, not likely related to EP-104GI.
•	First and second cohorts maintaining signs of potential efficacy, showing improvements in symptom outcomes (dysphagia, odynophagia as determined by score on Likert scale) to 24 weeks.
•	Reductions in Peak Eosinophil Counts (“PEC”) and Eosinophilic Esophagitis Histology Scoring System (“EoEHSS”) scores, representing severity and extent of disease, have been observed in all second cohort patients at 12 weeks.
•	Data suggest the potential to extend periods between intra-esophageal injections with further extensions possible at higher doses.
•	The Company previously announced data from the trial on February 5, 2024. The data release announced today adds the objective EoEHSS results and the positive patient symptom scores at 24 weeks.

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Clinical Data from the Third Cohort of the RESOLVE Trial

The third cohort of the RESOLVE trial has been fully dosed at five times greater than that of the first cohort (which was four 1 mg injections), with eight 2.5 mg injections. This dosing pattern offers a higher local dose and a broader spread of drug in the esophagus. Data from the third cohort include:

•	Improvement in symptom outcomes (dysphagia, odynophagia as determined by score on Likert scale) in all three patients from the third cohort, with mean improvement to symptom scores persisting out to week 12.
•	Reductions in PEC and EoEHSS scores, representing severity and extent of disease, have been observed in the two evaluable patients from the third cohort at 12 weeks. One of the three patients in the cohort was determined not to have eosinophils after enrollment in the trial.

About the RESOLVE Trial

RESOLVE is a Phase 1b/2a, multicentre, open-label, dose-escalation study to evaluate the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed, active EoE. EP-104GI is administered as a single dose via four to 16 injections into the esophageal wall. Dose escalations increase the dose per site and/or number of sites. Participants in the first through the fourth cohorts will be assessed for up to 24 weeks.

About Eosinophilic Esophagitis (EoE)

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the health care system and the individual.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. The Company strives to provide improved patient benefit and has developed technology designed to deliver targeted, long-lasting activity with fewer side effects. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery, with extended duration of effect, and offers multiple, highly tuneable pharmacokinetic (PK) profiles. This investigational technology can be engineered for use with multiple active pharmaceutical ingredients and delivery methods.

Eupraxia recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to osteoarthritis of the knee. The trial met its primary endpoint and three of the four secondary endpoints. Eupraxia has expanded the EP-104 platform into gastrointestinal disease with the Phase 1b/2a RESOLVE trial for treating EoE. Eupraxia is also developing a pipeline of later- and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

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Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward looking statements in this news release include statements regarding additional clinical data from the RESOLVE trial of EP-104GI in EoE, including the Company’s intention to periodically disclose such data; the potential to extend periods between intra-esophageal injections; the filing of protocol amendments to expand the RESOLVE trial; the Company's product candidates, including expected benefits to patients; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; potential market opportunity for the Company’s products, and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of our product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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